United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2016

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	5

Transmitted only to SEC, NYSE, CVM, BM&FBOVESPA, AMF, Euronext Paris and HKEx

Vale informs decrease of relevant shareholding ownership

Rio de Janeiro, March 28, 2016 — Vale S.A. (Vale) informs, pursuant to Paragraph 6 of Article 12 of Ruling 358/02 issued by the Brazilian Securities Commission (CVM), as subsequently amended, that Aberdeen Asset Management PLC, a company organized and existing under the laws of the United Kingdom, headquartered at 10 Queen’s Terrace, Aberdeen, AB10 1YG, United Kingdom and legally represented in Brazil by J.P. Morgan S.A. Distributor Securities, registered with the CNPJ/MF under no 33.851.205/0001-30, Citibank DTVM S.A., registered with the CNPJ/MF under no 33.868.597/0001-40, Banco BNP Paribas Brasil S.A., registered with the CNPJ/MF under no 01.522.368/0001-82, HSBC CTVM S.A., registered with the CNPJ/MF under no 58.229.246/0001-10, Banco Itaú S.A., registered with the CNPJ/MF under no 60.701.190/0001-04, and Banco Santander Brasil S.A., registered with the CNPJ/MF under no 90.400.888/0001-42, decreased the number of  preferred class “A” shares issued by Vale, through transactions on behalf of its clients on stock exchanges.

Aberdeen Asset Management PLC now owns 95,116,005 preferred shares, representing to 4.69% of this type of share.

In addition to the aforementioned share participation, Aberdeen Asset Management PLC, also holds 75,606,948 common shares issued by the company, representing 2.3% of this type of share.

Aberdeen Asset Management PLC also stated that: (i) it is a minority investment that does not alter the control or the administrative structure of Vale; (ii) there are no other securities or derivatives referenced to such shares held directly or indirectly by Aberdeen Asset Management PLC or persons attached to it; (ii) there is no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by Vale where Aberdeen Asset Management PLC or a related party are involved.

For further information, please contact:

+55-21-3485-3900

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission

(SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: March 28, 2016		Director of Investor Relations